UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                    ABB LTD.
                                    --------
                                (Name of Issuer)

                    Registered Shares, CHF 2.50 nominal value
                    -----------------------------------------
                         (Title of Class of Securities)

                                  CH0012221716
                             -----------------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 31, 2005
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. CH0012221716                                         Page 2 of 7 Pages


1        Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AKTIEBOLAG

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
             [  ]

6        Citizenship or Place of Organization

                  Sweden

         Number of            7          Sole Voting Power
           Shares                              166,330,142
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               166,330,142

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  166,330,142

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  8.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                                               Page 3 of 7 Pages


                  This Amendment No. 2 to Schedule 13D relates to Registered Shares, CHF 2.50 nominal value (the "Shares"), of ABB Ltd, a company incorporated in Switzerland (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated November 22, 2002, and Amendment No. 1, dated March 4, 2005 (together, the "Initial Statement"). Investor AB (as defined below) is filing this Amendment No. 2 to update information regarding Investor AB (as defined below). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.           Identity and Background.

                  This   Statement   is  being   filed  on  behalf  of  Investor
Aktiebolag, a limited liability company incorporated under the laws of Sweden ("Investor AB," defined as "Buyer" in the Initial Statement).

                  The address of the principal business and the principal office of Investor AB is Arsenalgatan 8C, S-103 32 Stockholm, Sweden. Updated information concerning the identity and background of the directors and executive officers of Investor AB is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Investor AB is a Swedish diversified industrial holding company. Investor AB's founders and principal shareholders are the Wallenberg foundations, whose holdings, as of January 31, 2006, represented approximately 46.9% of the votes and 21.98% of the share capital of Investor AB.

                  During the last five years, neither Investor AB, nor any other person controlling Investor AB nor, to the best of Investor AB's knowledge, any of the persons listed in Annex A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer.

                  (a) The percentages set forth herein are calculated on the basis of the Issuer having, to Investor AB's knowledge, 2,028,404,505 Shares outstanding as of the date hereof. Investor AB, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), beneficially owns approximately 166,330,142 Shares, representing approximately 8.2% of the outstanding Shares of the Issuer.

                  Sune Carlsson, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 27,185 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                  Bjorn Svedberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 15,000 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                                                               Page 4 of 7 Pages


                  Jacob Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 137,046 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                  Peter Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 43,494 Shares representing less than 0.1% of the outstanding shares of the Issuer.

                  Except as set forth in this Item 5(a), none of Investor AB, and, to its knowledge, any persons named in Annex A hereto beneficially owns any Shares.

                  (b) Investor AB has sole power to vote and to dispose of 166,330,142 Shares.

                  To Investor AB's knowledge, each of Sune Carlsson, Bjorn Svedberg, Jacob Wallenberg and Peter Wallenberg has sole power to vote and to dispose of his respective Shares.

                  (c) There have been no transactions with respect to the Shares since November 1, 2005 (60 days prior to the date hereof) by Investor AB.

                  (d) Not applicable.

                  (e) Not applicable.

                                                               Page 5 of 7 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     February 17, 2006              INVESTOR AB


                                         By: /s/ Adine Grate Axen
                                             -----------------------------------
                                             Adine Grate Axen
                                             Managing Director

                                                               Page 6 of 7 Pages

                                     ANNEX A

                 Directors and Executive Officers of Investor AB

     The  name,  business  address,   title,  present  principal  occupation  or
employment of each of the directors and executive officers of Investor AB are set forth below. If no business address is given, the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Investor AB. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

                                 Present Principal Occupation Including Name and
   Name and Business Address                  Address of Employer
-----------------------------    -----------------------------------------------

Directors

Jacob Wallenberg.................       Chairman.
                                        Vice  Chairman of Atlas Copco AB, SAS AB
                                        and  Skandinaviska  Enskilda Banken SEB.
                                        Director of ABB Ltd., the Knut and Alice
                                        Wallenberg    Foundation,    the   Nobel
                                        Foundation and W Capital Management.

Anders Scharp....................       Vice Chairman.
                                        Chairman of Ph. Nederman & Co., Saab AB and AB SKF.

Hakan Mogren.....................       Member of the Board.
                                        Non-Executive     Vice    Chairman    of
                                        AstraZeneca  PLC and  Vice  Chairman  of
                                        Gambro  AB.  Director  of Group  Danone,
                                        Norsk Hydro ASA, Remy  Cointreau SA, The
                                        Marianne    and    Marcus     Wallenberg
                                        Foundation   and  the   Swedish-American
                                        Foundation.  Member of the Royal Swedish
                                        Academy of Engineering Sciences (IVA).

Sune Carlsson....................       Member of the Board.
                                        Chairman  of  Atlas   Copco  AB.   Vice
                                        Chairman  of  Scania  AB.   Director  of
                                        Autoliv Inc., and Picanol NV

Bjorn Svedberg...................       Member of the Board.
                                        Chairman  Nefab  AB.  Director  of  Hi3G
                                        Access   AB  and  the  Knut  and   Alice
                                        Wallenberg  Foundation.  Member  of  the
                                        Royal  Swedish  Academy  of  Engineering
                                        Sciences (IVA).

                                                               Page 7 of 7 Pages


Sirkka Hamalainen................       Member of the Board.
                                        Vice   Chairman  of  KONE   Corporation.
                                        Director of HKKK Holding, the Foundation for Economic Education and SanomaWSOY.
                                        Citizen of Finland.

Ulla
Litzen...........................       Member of the Board.
                                        Director of Atlas Copco AB,  Boliden AB,
                                        Karo Bio AB, AB SKF and Posten AB.

O. Griffith
Sexton...........................       Member of the Board.
                                        Director of Morgan Stanley. Citizen of the United States.

Peter
Wallenberg.......................       Honorary Chairman.
                                        Chairman   of   the   Knut   and   Alice
                                        Wallenberg   Foundation   and   Honorary
                                        Chairman of Atlas Copco AB.

                                        Present Principal Occupation Including
   Name and Business Address                 Name and Address of Employer
-------------------------------------   ----------------------------------------

Executive Officers
(Who Are Not Directors)
Borje Ekholm................... President and Chief Executive Officer
Lars Wedenborn................. Executive Vice President
Henry E. Gooss................. Managing Director.  Citizen of the United States
Adine Grate Axen............... Managing Director
Johan Forssell................. Managing Director
Lennart Johansson.............. Managing Director